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                                                                 EXHIBIT 99.d(5)

COUNTRY INVESTORS LIFE ASSURANCE COMPANY                    GUARANTEED INSURANCE
1701 N. Towanda Avenue                                      OPTION AGREEMENT
P.O. Box 2000, Bloomington, Illinois 61702-2000

Supplemental Agreement attached to and made a part of this policy in consideration of the application and payment of its cost of insurance. The cost of insurance for this benefit is the monthly deduction shown on the Policy Schedule for this Agreement. This Agreement will remain in force only as long as the monthly deductions for this policy continue to include the cost of insurance for this benefit.

1. BENEFIT: The Company agrees to increase the Insured's Specified Amount, without evidence of insurability, as of each of the following Option Dates.

2. OPTION DATES: The Option Dates shall be the policy anniversaries coincident with or following the Insured's 22nd, 25th, 28th, 31st, 34th, 40th and 43rd birthdays.

3. OPTION AMOUNT: The Option Amount of this Agreement is the Guaranteed Insurance Option Amount shown of the Specification Page of this policy.

4. SPECIFIED AMOUNT INCREASE: On each of the above Option Dates, if this Supplemental Agreement is then in force, the Company will permit an increase in the Insured's Specified Amount, without evidence of insurability. The amount of such increase shall not be greater than the Option Amount nor less than $20,000 subject to the following conditions:

          a) Proper written application must be received by the Company at its Home Office not more than three (3) months prior to the Option Date nor less than one (1) month prior to the Option Date.
          b) The effective date of the increase shall be the Option Date. In no instance shall the increase become effective prior to such date.
          c) Failure on any Option Date to exercise the right under this Agreement to increase the Insured's Specified Amount shall not affect the right to increase the Insured's Specified Amount on any subsequent Option Date.

5. GENERAL PROVISIONS: This Supplemental Agreement shall be subject to the provisions of the policy to which it is attached, insofar as they are applicable to and not in conflict with this Supplemental Agreement.

Incontestability Provisions regarding any increase in the Insured's Specified Amount under this Agreement shall be modified so that the period of contestability begins with the effective date of this Agreement.

Nothing herein contained shall be deemed to waive evidence of insurability which may be required by the terms and provisions of any policy for purpose of its reinstatement.

6.  TERMINATIONS: This Agreement terminates:
          a)   Upon exercise of expiry of the last of the above Option Dates;
          b) On the Monthly Deduction Day on or next following the date we receive written request of the Owner and presentation of the policy at the Home Office of the Company for endorsement;
          c)   Upon termination of this policy; or
          d)   When this policy matures.

When coverage is schedules to terminate on a given date, it will terminate at 12:00 midnight on that date.

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This agreement is effective on the policy Date of Issue of this policy unless another effective date is stated below.

Effective Date: _______________        COUNTRY INVESTORS LIFE ASSURANCE COMPANY
(if other than Policy Date of Issue)                  BLOOMINGTON, ILLINOIS